FAEGRE DRINKER BIDDLE & REATH LLP

1500 K Street NW, Suite 1100

Washington, D.C. 20005

202-842-8800

Fax: 202-842-8465

www.faegredrinker.com

June 18, 2025

VIA EDGAR TRANSMISSION

Ken Ellington

Kim McManus

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Registrant” or “RBB”) Registration Statement on Form N-14 File No.: 333-286982

Dear Mr. Ellington and Ms. McManus:

The purpose of this letter is to respond to oral comments provided by the staff of the Securities and Exchange Commission (“Staff”) regarding RBB’s Registration Statement on Form N-14 (the “Registration Statement”) filed on May 5, 2025. The Registration Statement relates to the proposed conversion of (i) the Emerald Insights Fund into an exchange-traded fund through the acquisition by F/m Emerald Special Situations ETF, a newly formed series of RBB, and (ii) the Emerald Growth Fund and Emerald Finance and Banking Innovation Fund into mutual funds through the acquisition by Emerald Growth Fund and Emerald Banking and Finance Evolution Fund, respectively, each a newly formed series of RBB, of the assets and liabilities of each acquired fund, in exchange for shares of its corresponding acquiring fund, referred to herein collectively as the “Reorganizations.”

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Registrant’s response. Capitalized but undefined terms used herein have the meanings assigned to them in the Registration Statement. The Registrant confirms that the response to Staff comments provided in one section of the Registration Statement will be similarly updated in other parallel sections of the Registration Statement, except as noted by the Registrant.

Accounting Comments:

1.	Comment: Please disclose in a footnote to the fee tables for the Emerald Banking & Finance Evolution Fund and the Emerald Growth Fund that “Other Expenses” are based on estimated amounts for the current fiscal year, according to Instruction 6(a) to Item 3 of Form N-1A.

Response: The Registrant will make the requested changes in the amended Registration Statement.

2.	Comment: Total Annual Fund Operating Expense before/after Fee Waiver/Expense Reimbursement for Class A of the Emerald Growth Fund pro forma shares (10.20% instead of 1.05% and 0.99% instead of 1.02%) and for Investor Class of the Emerald Growth Fund (1.07% instead of 1.10% and 1.04% instead of 1.07%) appear to be incorrect. Please revise.

Response: The Registrant will revise the "Total Annual Fund Operating Expenses" line items to reflect the most current fees in the amended Registration Statement.

3.	Comment: The date of each fee table is October 31, 2024. Please confirm that the fees presented in the fee tables are still current. See Item 3 of Form N-14.

Response: The Registrant confirms that the fees presented in the fee tables are still current as required by Item 3 of Form N-14.

4.	Comment: The date of the Pro Forma Capitalization table is December 31, 2024. Please confirm that there have been no material changes to each Acquired Fund’s balance sheet since that date.

Response: The Registrant confirms that there have been no material changes to each Acquired Fund’s balance sheet since December 31, 2024.

5.	Comment: For the Emerald Insights Fund, please confirm that the expenses subject to recapture will not be carried over to the merged entity. If they are subject to recapture, please add disclosure stating so.

Response: The Registrant confirms that the expenses subject to recapture will not be carried over to the merged entity. The Registrant also confirms that the following disclosure will be added to reflect that expenses will not be subject to recapture:

“Any such recapture rights will not survive the Reorganization, and the Adviser will not seek to recover any waived or reimbursed expenses from the Acquiring Funds following the closing of the Reorganization.”

6.	Comment: Disclosure in the Comparison of Fees and Expenses section for the Emerald Banking & Finance Evolution Fund and the Emerald Growth Fund states that the table assumes that the Reorganization had occurred on May 1, 2024. Please confirm if that date is correct and explain or revise if necessary.

Response: The Registrant will revise this date to October 31, 2024 in the amended Registration Statement.

7.	Comment: The prospectus for the Emerald Special Situations ETF is incorporating by reference the Acquired Fund’s (Emerald Insights Fund) Annual Report for the fiscal year end August 31, 2024, but the Acquired Fund’s fiscal year end was October 31, 2024. Please explain or revise.

Response: The Acquired Fund’s (Emerald Insights Fund) fiscal year end is April 30. The Registrant confirms that this date will be revised in the amended Registration Statement.

8.	Comment: Please include the Fi-Hi table or incorporate by reference the Fi-Hi table of the Emerald Banking & Finance Evolution Fund and the Emerald Growth Fund. See item 6 of Form N-14.

Response: The Registrant confirms that the Fi-Hi tables for the Emerald Banking & Finance Evolution Fund and the Emerald Growth Fund will be included as “Appendix D” into the amended Registration Statement.

9.	Comment: Disclosure in the N-14 states that the Emerald Insights Fund may need to dispose of certain securities in advance of the Reorganization which will result in the recognition of gain or loss to the Acquired Fund. Please disclose the following:

a.	An estimate of the percentage of the Emerald Insights Fund that is expected to be sold in connection with the Reorganization.

b.	The portfolio transaction costs that are expected to be generated as a result of these trades.

c.	The estimated impact to shareholders regarding capital gains distribution including per share amounts.

Response: The Registrant will update the disclosure to reflect the following:

a.	The Registrant expects the percentage of the Fund that will be disposed of in advance of the Reorganization will be minimal. Approximately 80% of the Fund’s holdings are anticipated to be sold after the Reorganization.

b.	Transaction costs for the Acquiring Fund associated with the rebalancing following the Reorganization, are expected to be $0.01 per share.

c.	At this time, the Registrant does not expect such capital gains distributions to increase materially as a result of the Reorganization. Any capital gains realized by the Fund will be distributed in the ordinary course of business and are not expected to increase as a result of the Reorganization. The Adviser to the Fund will continue to manage the Fund in the best interests of the shareholders throughout the Reorganization.

10.	Comment: Please provide a consent from the predecessor auditor for the April 30, 2023 financial statements for the Acquired Funds (since the Statement of Changes in Assets incorporates by reference in the N-14 includes financial information included by the predecessor auditor). See AICPA investment companies expert panel minutes dated September 20, 2018.

Response: The Registrant confirms that it will provide a consent from the predecessor auditor in the amended Registration Statement.

11.	Comment: Please update the name of the sections titled “Pro forma Financial Statements” to “Supplemental Financial Information”. See Article 6-11(d) of Regulation S-X.

Response: The Registrant will make the requested changes in the amended Registration Statement.

12.	Comment: Please confirm in correspondence that there is no disclosure required under Article 6-11(d)(1)(ii) or (iii) of Regulation S-X. Please consider stating that the realization will not result in (1) A material change to each Acquired Fund’s investment portfolio due to investment restrictions or (2) A change in accounting policies. For example, if this is true consider stating the following: “A Schedule of Investments of the Acquired Fund modified to show the effect of such change is not required and therefore, not included. There are no material differences in the accounting policies of the Acquired Fund as compared to the combined fund”.

Response: The Registrant confirms that that there is no disclosure required under Article 6-11(d)(1)(ii) or (iii) of Regulation S-X because the Reorganizations will not result in (1) A material change to each Acquired Fund’s investment portfolio due to investment restrictions or (2) A change in accounting policies. The Registrant will add the suggested disclosure language in the section entitled “OVERVIEW – The Reorganizations.”

13.	Comment: Please include hyperlinks to all documents that are incorporated by reference to the N-14.

Response: The Registrant will include hyperlinks to all documents that are incorporated by reference to the N-14 in the amended Registration Statement.

Disclosure Comments:

14.	Comment: Please revise the N-14 as necessary to address comments issued on the 485(a).

Response: The Registrant will make the necessary changes in the amended Registration Statement.

15.	Comment: Please include trustee and signatory information in the amended filing, as applicable.

Response: The Registrant will include trustee and signatory information in the amended Registration Statement.

Proxy Statement/Prospectus for the Emerald Growth Fund and

the Emerald Banking and Finance Evolution Fund

16.	Comment: Prior disclosure indicates that the Acquiring Funds will pay a lower advisory fee following the Reorganization. Please revise the Shareholder Fee table for the Emerald Growth Fund or the accompanying narrative, as necessary, to ensure consistency with that disclosure. In addition, please correct the typographical error in the table where “Total Annual Fund Operating Expenses” is shown as “10.2%,” which appears to be inconsistent with the other information provided.

Response: The Registrant will revise the Shareholder Fee Table to reflect the lower advisory fee following the Reorganization in the amended Registration Statement. The registrant confirms that the typographical error in the “Total Annual Fund Operating Expenses” line item will be corrected in the amended Registration Statement.

17.	Comment: In the heading directly above the section entitled “INFORMATION ABOUT THE REORGANIZATIONS” that refers to “Proposals 1–3.” Please confirm whether this reference should be revised to “Proposals 1–2”.

Response: The Registrant will make the noted change in the amended Registration Statement.

18.	Comment: Under the section entitled “Charter Documents,” the disclosure refers to “some of the differences” between the governing documents of the Acquired and Acquiring Funds. Please revise to clarify that the chart reflects “material differences” between the governing documents. In addition, please ensure that any material changes to shareholder rights resulting from the reorganization into a Maryland corporation are disclosed prominently.

Response: The Registrant will revise to clarify that the chart reflects “material differences” between the governing documents in the amended Registration Statement. The Registrant will also ensure that any material changes to shareholder rights resulting from the reorganization into a Maryland corporation are disclosed prominently in the amended Registration Statement.

19.	Comment: The Statement of Additional Information refers to a waiver of expenses. Please revise the disclosure to clarify whether any fees or expenses waived by the Adviser for the predecessor (Acquired) Funds that are subject to recapture will be recoverable by the Adviser from the respective Acquiring Funds after the Reorganization.

Response: The Registrant confirms that the disclosure will be revised as follows to reflect that expenses will not be subject to recapture:

“Any such recapture rights will not survive the Reorganization, and the Adviser will not seek to recover any waived or reimbursed expenses from the Acquiring Funds following the closing of the Reorganization.”

Proxy Statement/Prospectus for the F/m Emerald Special Situations ETF

20.	Comment: Under the Q&A section, the response to the question “Will any fund pay fees associated with the Reorganization?” states that portfolio transaction costs may be incurred by the Acquiring Fund. Please revise this disclosure to eliminate the reference to the Acquiring Fund incurring portfolio transaction costs, as the Acquiring Fund will have no operations and no portfolio holdings to reposition in connection with the Reorganization. If applicable, clarify that any such portfolio transaction costs will be borne solely by the Acquired Fund in advance of the Reorganization.

Response: The Registrant will make the requested changes in the amended Registration Statement.

21.	Comment: Under the Q&A section, the response to the question “Will any fund pay fees associated with the Reorganization?”, references potential portfolio repositioning by the Acquired Fund. If significant portfolio repositioning is anticipated, please revise the disclosure to address the following:

a.	Disclose the approximate percentage of the Acquired Fund’s portfolio securities that are expected to be sold in connection with the Reorganization.
b.	Identify who will bear the cost of any such portfolio repositioning.
c.	Quantify the expected transaction costs, both in dollars and as a percentage of the Acquired Fund’s net assets.
d.	Describe any expected tax consequences to shareholders, including whether any capital gains distributions may result from the sales, and provide an estimate of such distributions, if applicable.

Response: The Registrant will revise the disclosure to reflect the following:

a.	The Registrant expects the percentage of the Fund that will be disposed of in advance of the Reorganization will be minimal. Approximately 80% of the Fund’s holdings are anticipated to be sold after the Reorganization rather than prior to the Reorganization.
b.	The Registrant confirms that the Acquiring Fund, the F/m Emerald Special Situations ETF, will bear the cost of the repositioning.

c.	The Registrant expects the cost of the post-Reorganization portfolio repositioning to be approximately $0.01 per share. The total transaction cost will depend upon the number of shares of each security held in the portfolio. As of May 31, 2025 the Fund held 396,786 shares of stock. If 80% of the portfolio is sold at $0.01 per share, the estimated transaction cost would be approximately $3,175. Based on the Fund’s net assets of $20,490,646.88 as of May 31, 2025, this would represent approximately 0.016% of net assets. The Registrant will update the amended Registration statement accordingly.
d.	At this time, the Registrant does not expect such capital gains distributions to increase materially as a result of the Reorganization. Any capital gains realized by the Fund will be distributed in the ordinary course of business and are not expected to increase as a result of the Reorganization. The Adviser to the Fund will continue to manage the Fund in the best interests of the shareholders throughout the Reorganization.

22.	Comment: Under the Q&A section it states:

“If shares are held in an account that cannot accept ETF shares at the time of the Reorganization of the Acquired Fund, Acquiring Fund shares received in the Reorganization will be held by a stock transfer agent, [U.S. Bank] (“[stock transfer agent]”), until a brokerage account is identified into which [stock transfer agent] can transfer the shares. As planned, if Acquiring Fund shares are not transferred into a brokerage account within a year of the date of the Reorganization, the Acquiring Fund shares will be converted to cash and the cash proceeds sent to the account holder of record (subject to applicable federal or state laws concerning unclaimed property). The conversion of Acquiring Fund shares to cash may be subject to fees and expenses and will be a taxable event.”

Please clarify whether the Fund and/or U.S. Bank currently anticipate that any fees or expenses will be incurred in connection with the conversion of Acquiring Fund shares to cash. If possible, please provide an estimate or range of such fees and expenses.

Response: The Registrant advises that the referenced disclosure will be revised for clarity and accuracy. The Registrant does not anticipate that any shareholder accounts will be unable to accept ETF shares at the time of the Reorganization. In the event that a shareholder’s account cannot accommodate ETF shares as of the effective date of the Reorganization, such shares will be liquidated at that time, and the shareholder will receive the cash proceeds from the liquidation.

Accordingly, there will not be a one-year holding period or delayed conversion of ETF shares to cash, and U.S. Bank will not hold ETF shares on behalf of shareholders with non-eligible ETF accounts post-Reorganization. Any such liquidation will occur promptly and may constitute a taxable event to the shareholder. At this time, the Fund and U.S. Bank do not anticipate that any material fees or expenses will be charged in connection with the liquidation process. The Registrant will revise the disclosure in the Q&A section to reflect this clarification.

23.	Comment: Under the section entitled “Incorporation by Reference”, the first paragraph following the bullet points, states:

“The Acquiring Fund has not yet commenced operations and thus has not yet published an annual or semi-annual report. The Acquiring Fund, as accounting and performance survivor to the Acquired Fund, will assume the Acquired Fund’s historical performance after the consummation of the Reorganization. The Acquiring Fund is newly organized and currently has no assets or liabilities. The Acquiring Fund has been created in connection with the Reorganization for the purpose of acquiring the assets and assuming the liabilities of the Acquired Fund and will not commence operations until the Reorganization is completed.”

Please revise the second sentence to clarify that the Acquired Fund is the accounting and performance survivor.

Response: The Registrant revise the second sentence to clarify that the Acquired Fund is the accounting and performance survivor in the amended Registration Statement.

24.	Comment: In the “Table of Shareholder Fees,” please revise the disclosure to clarify whether any fees or expenses of the Acquired Fund that were previously waived and are subject to recapture will be recoverable by the Adviser from the Acquiring Fund following the Reorganization. If the recapture rights will survive the Reorganization, please explain how this would work given the various classes existing at the Acquired Fund but not the Acquiring Fund.

Response: The Registrant confirms that the disclosure will be revised as follows to reflect that expenses will not be subject to recapture:

“Any such recapture rights will not survive the Reorganization, and the Adviser will not seek to recover any waived or reimbursed expenses from the Acquiring Funds following the closing of the Reorganization.”

25.	Comment: Under the section entitled “Comparison of Investment Objectives,” please consider highlighting any changes in bold face type, if possible, or otherwise revise the disclosure to include a narrative discussion of differences in the investment strategies and risks of the Acquired and Acquiring Fund. See Item 3(c).

Response: The Registrant confirms that any changes under the section entitled “Comparison of Investment Objectives,” will be highlighted in bold face type in the amended Registration Statement.

26.	Comment: Under the section entitled “Comparison of Investment Objectives,” in the “Principal Investment Strategies” section of the Acquiring Fund, please expand to clarify how “Litigation which, if results favorable, would improve the value of RBB stock” is considered a special situation.

Response: The Registrant advises that the language under the section entitled “Comparison of Investment Objectives” in the “Principal Investment Strategies” section of the Acquiring Fund will be revised to correct a typographical error. The revised disclosure will state:

“Litigation which, if resolved favorably, would improve the value of such company’s stock.”

This revision aligns with the Fund’s definition of special situations used elsewhere in the disclosure.

27.	Comment: Under the section entitled “Comparison of Investment Objectives,” in the “Principal Investment Strategies” section of the Acquiring Fund, please clarify if there is a limit on the Acquiring Fund’s investment in SPACs?

Response: The Registrant confirms that the Acquiring Fund will be subject to a limit on investment in SPACs. Specifically, the Fund will not invest more than 10% of its portfolio in SPACs at the time of purchase. The Registrant will revise the disclosure in the amended Registration Statement to reflect this limitation.

28.	Comment: Under the section entitled “Comparison of Investment Objectives,” in the “Principal Investment Strategies” section of the Acquiring Fund, it states:

“The Acquiring Fund intends to invest primarily in U.S. companies, but it may invest up to 10% of its net assets in foreign companies listed on a U.S. exchange. A company is deemed to be a foreign company if one or more of the following tests are met: (i) RBB is organized in, or its primary business office or principal trading market of its equity security is located outside the United States; (ii) a majority of RBB’s revenues are derived from outside the United States; or (iii) a majority of the issuer’s assets are located outside the United States. The Acquiring Fund may invest in shares of companies through initial public offerings and private placements.”

Please revise (i) and (ii) to refer to “the issuer” rather than “RBB” or explain how RBB’s organization and revenue are relevant for determining foreign company status of potential investments.

Response: The Registrant will make the requested changes in the amended Registration Statement.

29.	Comment: In the chart under the section entitled “Comparison of Principal Investment Risks,” there are a number of unique principal risks for the Acquiring Fund that are not related to it being structured as an ETF. Please clarify if these risks relate to differences in the Acquiring Fund’s Principal Investment Strategies.

Response: The Registrant confirms that that the unique principal risks of the Acquiring Fund identified in the chart under the section entitled “Comparison of Principal Investment Risks” relate to differences in the Acquiring Fund’s Principal Investment Strategies and clarifies that these risks are distinct from those associated with the Acquiring Fund's ETF structure. The Registrant will update the disclosure in the amended Registration Statement to clarify this connection between these risks and the Acquiring Fund's Principal Investment Strategies.

30.	Comment: In the Emerging Markets Risk tile, please provide the Acquiring Fund’s definition of “emerging markets.”

Response: The Registrant will revise the Emerging Markets Risk disclosure in the amended Registration Statement to include the following definition: “ Emerging Markets are defined by the Adviser as countries that are generally considered by major international financial institutions, such as the World Bank, to be less economically mature than developed nations.”

31.	Comment: Under the section entitled “Acquired Fund Performance,” please include the line chart in the amended filing. Additionally, please revise to compare performance to an appropriate broad-based securities market index. See Item 12(a) of Form N-14 and instruction 6 to Item 27A(d)(2) of for N-1A.

Response: The Registrant will revise the amended Registration Statement to include the required line chart in the “Acquired Fund Performance” section. Additionally, the Registrant will update the performance presentation to include a comparison to an appropriate broad-based securities market index, which will be the Russell 3000 Index.

32.	Comment: Under the section entitled “Portfolio Managers of the Acquiring Fund,” please revise to clarify Mr. David A. Volpe’s length of service with the Adviser to cover the last five years. See item 5A of Form N-14 and Item 10A(2) of form N-1A.

Response: The Registrant will revise David Volpe’s Bio to read as follows:

“David A. Volpe, CFA, has been with Emerald Advisers since 2000 and currently serves as Deputy Chief Investment Officer and Managing Director of Emerald Advisers as well as President of Emerald Asset Management PA, LLC with over 30 years …”

33.	Comment: Under the section entitled “Pricing of Fund Shares,” please revise to briefly clarify that the NAV pricing discussion relates to creation units purchased by AP’s.

Response: The Registrant confirms that the disclosure under the section entitled “Pricing of Fund Shares,” has been revised to clarify that the NAV pricing discussion relates to creation units purchased by AP’s.

34.	Comment: Under the section entitled “Investment Restrictions,” in number 4, please revise to briefly describe what is permitted by the 1940 Act with respect to the purchase and sale of commodities or commodity contracts.

Response: The Registrant will revise the disclosure to clarify what is permitted under the 1940 Act with respect to commodities and commodity contracts. The investment restriction itself will remain unchanged; however, the Registrant will add the following explanatory language following Investment Restriction number 4:

“For purposes of Investment Restriction number 4 above, the 1940 Act does not directly restrict an investment company’s ability to invest in commodities, but does require that every investment company have a fundamental investment policy governing such investments. The Fund has adopted fundamental policies that would not permit direct investment in commodities.”

35.	Comment: Please revise the Proxy Card to unbundle the proxy vote so that shareholders may vote separately with respect to the Emerald Growth Fund and the Emerald Finance and Banking Innovation Fund. See rule 14A – 4(a)(3).

Response: The Registrant will make the requested changes in the amended Registration Statement.

* * * *

Questions and comments concerning the enclosed materials may be directed to me at 202-842-8800.

Sincerely,

/s/ J.D. Williams
J.D. Williams

Enclosures